FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

May, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRESS RELEASE 1Q 2014

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2014

Highlights for the Period

SUMMARY

➢  Net earnings attributable to Endesa Chile’s controlling shareholders reached Ch$ 35,902 million, a decrease of 43% when compared to March 2013, mainly explained by a higher procurement and services cost and a greater negative exchange rate difference.

➢  Consolidated electricity sales declined by 7.2% to reach 12,905 GWh, mainly as a result of lower physical sales in Argentina and less non-regulated customer contracts in Chile.

➢  Net production decreased by 12.6% to 11,058 GWh, mainly explained by a lower thermal generation in Chile related to Bocamina II’s stoppage, lower thermal dispatching in Argentina, and lower hydro generation in Peru.

➢  Operating revenues increased by 6% reaching Ch$ 520,726 million, mainly as a consequence of higher average energy sales price, particularly in Chile and Peru.

➢  Procurement and services costs increased by 15%, reaching Ch$ 282,572 million, mainly due to higher energy purchases in Chile, and greater transportation and other services expenses in Chile and Peru.

➢  Given the aforementioned factors, the consolidated EBITDA decreased by 6% as of March 2014, totaling Ch$ 183,642 million.

➢  The net financial result was a Ch$ 48,707 million expense, an increase of 39% when compared to the same period in 2013, mainly due to higher exchange rate differences in Argentina.

➢  The share of profits of associates increased by 29% to Ch$ 37,657 million, mainly explained by better results in both GasAtacama and Endesa Brasil.

FINANCIAL SUMMARY

➢  Consolidated debt as of March 2014 reached US$ 3,845 million, decreasing by 4.3% when compared to March 2013.

➢  The average interest rate, a significant cost component, remained at 7.7% when compared to March 2013.

➢  Financial expenses coverage ratio decreased from 5.15 to 3.56 times mostly due to lower EBITDA.

➢  Liquidity, a key financial component, remained in a solid position as shown below:

•         Consolidated committed credit lines: US$ 485 million.

•         Consolidated non-committed credit lines: US$ 345 million.

•         Consolidated cash and cash equivalents: US$ 556 million.

PRESS RELEASE 1Q 2014

TABLE OF CONTENTS

CONSOLIDATED INCOME STATEMENT ANALYSIS	3
NET INCOME	3
OPERATING INCOME	3
ANALYSIS BY COUNTRY	4
CHILE	4
ARGENTINA	4
COLOMBIA	5
PERU	5
NET FINANCIAL RESULT	5
OTHER RESULTS AND TAXES	6
CONSOLIDATED BALANCE SHEET ANALYSIS	7
ASSETS	7
LIABILITIES AND SHAREHOLDER’S EQUITY	7
EVOLUTION OF KEY FINANCIAL RATIOS	9
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	10
CAPEX AND DEPRECIATION	10
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	11
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	15

PRESS RELEASE 1Q 2014

Consolidated Income Statement Analysis

Net Income

Income attributable to controlling shareholders of Endesa Chile amounted to Ch$ 35,902 million as of March 2014, representing a 43% decrease when compared to the Ch$ 63,334 million profit booked in the same period of 2013.

A comparison of each item of the income statement is presented below:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	1Q 2014	1Q 2013	Chg	Chg %
REVENUES	520,726	489,433	31,293	6%
Sales	504,354	483,517	20,837	4%
Other operating revenues	16,372	5,916	10,456	177%
PROCUREMENT AND SERVICES	(282,572)	(244,770)	(37,802)	15%
Energy purchases	(102,771)	(49,094)	(53,677)	109%
Fuel consumption	(92,936)	(133,775)	40,839	(31%)
Transportation expenses	(71,223)	(53,019)	(18,204)	34%
Other variable costs	(15,642)	(8,882)	(6,760)	76%
CONTRIBUTION MARGIN	238,154	244,663	(6,509)	(3%)
Other work performed by entity and capitalized	4,680	3,365	1,315	39%
Employee benefits expense	(30,481)	(30,144)	(337)	1%
Other fixed operating expenses	(28,711)	(21,909)	(6,802)	31%
GROSS OPERATING INCOME (EBITDA)	183,642	195,975	(12,333)	(6%)
Depreciation, Amortization	(47,653)	(48,194)	541	(1%)
Reversal of impairment profit	23	35	(12)	(34%)
OPERATING INCOME	136,012	147,816	(11,804)	(8%)
NET FINANCIAL EXPENSE	(48,707)	(35,141)	(13,566)	39%
Financial income	2,896	2,933	(37)	(1%)
Financial costs	(32,391)	(35,537)	3,146	(9%)
Gain (Loss) for indexed assets and liabilities	(235)	(529)	294	56%
Foreign currency exchange differences, net	(18,977)	(2,008)	(16,969)	845%
OTHER NON-OPERATING RESULTS	37,655	31,614	6,041	19%
Share of profit (loss) of associates accounted for using the equity method	37,657	29,102	8,555	29%
Net Income From Sale of Assets	(2)	2,512	(2,514)	(100%)
NET INCOME BEFORE TAXES	124,960	144,289	(19,329)	(13%)
Income Tax	(40,643)	(35,320)	(5,323)	15%
NET INCOME	84,317	108,969	(24,652)	(23%)
Owners of parent	35,902	63,334	(27,432)	(43%)
Non-controlling interest	48,415	45,635	2,780	6%
Earning per share (Ch$ /share)	4.4	7.7	(3.3)	(43%)

Operating Income

Operating income reached Ch$ 136,012 million as of March 31, 2014, 8% less than the Ch$ 147,816 million recorded as of March 2013.

This lower income was mainly explained by higher energy purchases for Ch$ 53,677 million, Ch$ 18,204 million higher transportation costs, and Ch$ 6,760 million higher other procurements and services costs. The above-mentioned was partially offset by higher operating revenues for Ch$ 31,293 million due to higher average energy sales price and by Ch$ 40,839 million of lower fuel costs.

Endesa Chile’s EBITDA or gross operating income, decreased by 6% when compared to the same period in 2013, reaching Ch$ 183,642 million, which does not include profit from the investment in Endesa Brasil, not consolidated in Endesa Chile, and therefore accounted for as share of profit (losses) of associates using the equity method, which reached Ch$ 31,523 million as of March, 2014.

PRESS RELEASE 1Q 2014

Endesa Chile’s and subsidiaries’ summarized revenues, costs and operating income per country for the periods ended March 31, 2014 and 2013, are shown below:

COUNTRY (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013
Operating Revenues	267,758	216,733	24,443	54,397	150,775	153,264	77,718	65,136	520,726	489,433
% of consolidated	51%	44%	5%	11%	29%	31%	15%	13%	100%	100%
Operating Costs	(257,054)	(181,544)	(18,194)	(53,333)	(62,164)	(69,394)	(47,270)	(37,443)	(384,714)	(341,617)
% of consolidated	67%	53%	5%	16%	16%	20%	12%	11%	100%	100%
Operating Income	10,704	35,189	6,249	1,064	88,611	83,870	30,448	27,693	136,012	147,816

Revenues, costs and operating income per subsidiary of Endesa Chile, for the period ended March 31, 2014 and 2013, are shown below:

	1Q 2014			1Q 2013
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Costanera	18,308	(14,612)	3,696	46,214	(48,370)	(2,156)
El Chocon	6,160	(3,586)	2,574	8,217	(4,911)	3,306
Investment Vehicles in Argentina and Consolidation Adjustments	(25)	4	(21)	(34)	(52)	(86)
Edegel	77,742	(47,266)	30,476	65,296	(37,576)	27,720
Investment Vehicles in Peru and Consolidation Adjustments	(24)	(4)	(28)	(160)	133	(27)
Emgesa	150,780	(62,178)	88,602	153,249	(69,410)	83,839
Investment Vehicles in Colombia and Consolidation Adjustments	(5)	14	9	15	16	31
Consolidation Foreign Subsidiaries Adjustments	32	(32)	-	(97)	97	-
Endesa Chile and Chilean subsidiaries	267,758	(257,054)	10,704	216,733	(181,544)	35,189
Total Consolidation	520,726	(384,714)	136,012	489,433	(341,617)	147,816

Analysis by Country

CHILE

Operations in Chile recorded a 70% decrease in operating income totaling Ch$ 10,704 million, whereas EBITDA decreased by 42% to reach Ch$ 33,833 million as of March 2014. This lower business performance in Chile was a consequence of higher energy purchases of Ch$ 59,454 million due to greater physical energy purchases in the spot market at a higher average purchase price, coupled with larger transportation costs for Ch$ 15,284 million.

The above-mentioned was partially offset by higher operating revenues for Ch$ 51,024 million due to an increase of 26% in energy average sales prices. Finally, payroll expenses decreased by Ch$ 2,285 million.

ARGENTINA

Operating income in Argentina increased by Ch$ 5,185 million during this period, whereas EBITDA reached Ch$ 10,968 million as of March 2014, compared to Ch$ 6,002 million in the same previous period. These better results include Ch$ 13,171 million related to Endesa Costanera’s combined cycle availability contract, offset by lower energy sales mainly due to less physical sales.

Our subsidiary Endesa Costanera went from a Ch$ 2,156 million operating loss in the first quarter of 2013 to a Ch$ 3,696 million profit in the first quarter of 2014, due to Ch$ 9,742 million higher revenues, mainly due to the availability contract executed with the Secretariat of Energy which resulted in Ch$ 13,171 million revenues in 2014, in addition to lower transportation costs and energy purchases for Ch$ 1,437 million. The above was offset by lower energy sales mainly due to lower thermal generation resulting from non-scheduled maintenance.

PRESS RELEASE 1Q 2014

El Chocón’s operating income reached Ch$ 2,574 million, decreasing by 22% when compared to the first quarter of 2013. This was mainly explained by a 25% reduction in operating revenues, which totaled Ch$ 6,160 million as of March 2014 despite the 28% increase in physical sales, mainly due to the exchange rate conversion effect and a decline in average sales price. Procurement and services costs decreased by Ch$ 983 million, mainly due to Ch$ 884 million lower energy purchases and lower other variable procurement and services costs of Ch$ 172 million, offset by higher transportation costs for Ch$ 73 million. Physical sales increased by 28%, reaching 735 GWh due to a greater conditioned dispatch by CAMMESA as a consequence of a higher dam level.

The conversion effect resulting from the translation of financial statements expressed Argentinean Pesos to Chilean Pesos in both periods caused a 23% reduction in Chilean Pesos as of March 2014 when compared to March 2013.

COLOMBIA

Operating income in Colombia increased by Ch$ 4,741 million during the first quarter of 2014, whereas EBITDA grew by 5% to reach Ch$ 98,232 million, compared to Ch$ 93,754 million in the same period of 2013. These better results were mainly explained by Ch$ 4,047 million lower energy purchase cost due to lower physical purchases and a lower average energy purchase price in the spot market, coupled with Ch$ 5,480 million of lower fuel costs mostly due to less thermal generation.

The above was partially offset by Ch$ 2,489 million of lower operating revenues, mainly due to a 4% decrease in physical sales.

The conversion effect resulting from the translation of financial statements expressed in Colombian Pesos to Chilean Pesos in both periods caused a 4.3% increase in Chilean Pesos as of March 2014 when compared to March 2013.

PERU

Operating income showed a 10% growth totaling Ch$ 30,448 million as of March 2014 compared to Ch$ 27,692 million as of March 2013. Peruvian Business EBITDA, or gross operating income, increased by 8% totaling Ch$ 40,609 million. Operating revenues increased by 19% to Ch$ 12,583 million, primarily due to a 30% increase in the average energy sales price.

The above was partially offset by a greater fuel cost of Ch$ 2,483 million, higher transportation expenses of Ch$ 1,678 million and an increase of Ch$ 3,454 million in other variable procurement and services costs.

The conversion effect from the translation of financial statements expressed in the Peruvian Soles to the Chilean Pesos in both periods resulted in a 7.0% increase in Chilean Pesos as of March 2014 when compared to March 2013.

Net Financial Result

Net financial income recorded a Ch$ 48,707 million expense, increasing by 39% when compared to the Ch$ 35,141 million expense recorded as of March 2013. The main variance of this result was due to a higher negative exchange rate difference of Ch$ 16,969 million mainly related to the Endesa Costanera’s US Dollar debt with Mitsubishi, offset by Ch$ 3,146 million lower financial expenses mainly in Chile.

PRESS RELEASE 1Q 2014

Other Results and Taxes

Share of profits of Associates reached Ch$ 37,657 million in the first quarter of 2014, a 29% increase when compared to the first quarter of 2013. This growth was mainly explained by greater net profits from both Endesa Brasil of Ch$ 8,190 million and Gas Atacama S.A. of Ch$ 1,077 million.

Income tax expenses increased by 15% in the first quarter of 2014, equivalent to Ch$ 5,323 million when compared to the first quarter of 2013, due to a higher restatement of investments abroad.

PRESS RELEASE 1Q 2014

Consolidated Balance Sheet Analysis

Assets

Assets (Million Ch$)	Mar-14	Dec-13	Chg	Chg %
Current Assets	900,528	965,432	(64,904)	(7%)
Non-Current Assets	5,989,289	5,796,693	192,596	3%
TOTAL ASSETS	6,889,817	6,762,125	127,692	2%

Total company assets as of March 2014 increased by Ch$ 127,692 million when compared to December 2013, primarily due to:

➢  An increase of Ch$ 192,596 million in Non-Current Assets, mainly due to the following:

❖ A Ch$ 93,390 million increase in investments accounted under the equity method, mainly from profits for the period of Ch$ 37,657 million, conversion differences of Ch$ 56,152 million and a capital increase in Hidroaysén of Ch$ 2,805 million.

❖ An increase of Ch$ 102,503 million in properties, plants and equipment, mainly due to investments for the period of Ch$ 78,215 million and positive conversion effects of Ch$ 70,647 million, offset by Ch$ 46,357 million in depreciation.

➢  A decrease of Ch$ 64,904 million in Current Assets equivalent to 7%, mainly due to:

❖  A decrease in cash and cash equivalents of Ch$ 17,253 million. In Emgesa a decrease of Ch$ 67,316 million due to term deposit maturities of Ch$ 61,744 million, payments of investments and interests of Ch$ 161,601 million and dividend payments of Ch$ 55,037 million, offset by higher collections of Ch$ 217,475 million. Decrease in Edegel of Ch$ 8,984 million, mainly due to payment to suppliers, loans, taxes and property taxes of Ch$ 81,704 million, offset by collections from clients and dividends receivable of Ch$ 76,054 million. Increase in Endesa Chile of Ch$ 60,209 million, mainly due to higher payment agreements for Ch$ 87,983 million, offset by lower term deposits for Ch$ 29,441 million.

❖ A decrease in accounts receivables from associates of Ch$ 45,052 million, mainly due to dividends receivable from Endesa Brasil amounting to Ch$ 47,523 million, offset by higher accounts receivable from Gas Atacama due to interest capitalization and energy sales of Ch$ 5,492 million.

Liabilities and Shareholder’s Equity

Liabilities and Shareholder's Equity (Million Ch$)	Mar-14	Dec-13	Chg	Chg %
Current Liabilities	1,407,103	1,238,391	168,712	14%
Non-Current Liabilities	1,922,997	1,935,920	(12,923)	(1%)
Equity	3,559,717	3,587,814	(28,097)	(1%)
Equity attributable to owners of parent	2,735,421	2,651,968	83,453	3%
Non-controlling	824,296	935,846	(111,550)	(12%)
TOTAL EQUITY AND LIABILITIES	6,889,817	6,762,125	127,692	2%

The Company’s Total Liabilities increased by Ch$ 127,692 million when compared to December 2013, mainly due to:

➢  An increase in current liabilities of Ch$ 168,712 million, equivalent to 14%, mainly explained by:

PRESS RELEASE 1Q 2014

❖    An increase in other current financial liabilities of Ch$ 36,323 million. Endesa Chile increased by Ch$ 8,612 million, due to bond interest accrual of Ch$ 10,085 million, exchange rate differences of Ch$ 5,355 million and forwards contracts of Ch$ 4,803 million, offset by bond interests payable for Ch$ 11,473 million. Increase in Emgesa of Ch$ 42,375 million, mainly due to the transfer of long to short-term bonds in the amount of Ch$ 70,243 million and interests accruals of Ch$ 15,988 million, offset by payment of equity and bond interests of Ch$ 47,542 million. Decrease in El Chocón of Ch$ 6,202 million, primarily due to long-term debt reclassification of Ch$ 5,738 million. Decrease in Chinango of Ch$ 6,100 million mainly due to payment and amortization of both promissory note and bonds in the amount of Ch$ 7,121 million.

❖     An increase in trade accounts and other current accounts payable for Ch$ 56,936 million. Emgesa increased by Ch$ 99,269 million, mainly due to dividends payable of Ch$ 96,161 million. Decrease in Endesa Chile of Ch$ 40,840 million, primarily due to a decrease in intangible fixed asset creditors of Ch$ 73,801 million and dividends payable amounting to Ch$ 12,461 million, offset by an increase in energy purchase and fuel suppliers and tolls of Ch$ 35,697 million.

❖   An increase in accounts payable to associates for Ch$ 91,378 million, primarily explained by an increase in current trade account with Enersis for Ch$ 61,882 million, dividends payable to Enersis of Ch$ 41,035 million and GNL Chile gas purchases of Ch$ 12,973 million, all of which were offset by dividend payment to Enersis of Ch$ 18,331 million.

➢  Reduction in Non-Current Liabilities of Ch$ 12,923 million, equivalent to 1%, primarily explained by:

❖  A reduction of Ch$ 11,274 million in Other non-current financial liabilities. Emgesa decreased by Ch$ 43,153 million mainly due to the transfer from long to short-term bonds of Ch$ 70,243 million, offset by conversion effects of Ch$ 25,796 million. An increase in Endesa Chile of Ch$ 18,819 million, mainly explained by the exchange rate difference and bonds restatement for Ch$ 17,593 million. Increase in El Chocón of Ch$ 5,679 million, mainly due to debt reclassification from short to long-term of Ch$ 5,738 million.

➢  Net equity decreased by Ch$ 28,097 million when compared to December 2013. The controlling shareholder’s equity increased by Ch$ 83,453 million, mainly due to the period’s profit of Ch$ 35,902 million, reduction of conversion reserves of Ch$ 73,487 million, offset by a decrease in equity hedging reserve of Ch$ 25,717 million.

➢  Minority shareholdings decreased by Ch$ 111,550 million, primarily as a result of dividends accounting for Ch$ 180,202 million offset by profits for the period of Ch$ 48,415 million and comprehensive income of Ch$ 20,271 million.

PRESS RELEASE 1Q 2014

Evolution Of Key Financial Ratios

Indicator		Unit	Mar-14	Dec-13	Mar-13	Chg	Chg %
Liquidity	Liquidity	Times	0.64	0.78	-	(0.14)	(18%)
	Acid-test *	Times	0.60	0.73	-	(0.13)	(18%)
	Working capital	Million Ch$	(506,575)	(272,959)	-	(233,616)	86%
Leverage	Leverage **	Times	0.94	0.88	-	0.06	7%
	Short-term debt	%	42.3%	39.0%	-	3%	8%
	Long-term debt	%	57.8%	61.0%	-	(3%)	(5%)
	Financial expenses coverage*	Times	3.56	-	5.15	(1.59)	(31%)
Profitability	Op. income / Op. Revenues	%	26.1%	-	30.2%	(4%)	(14%)
	ROE ***	%	12.3%	-	9.0%	3%	37%
	ROA ***	%	8.2%	-	6.6%	2%	23%

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Total debt / (equity + minority interest)
*** Annualized figures

Liquidity index as of March 2014 was 0.64 times, representing an 18% decrease when compared to December 2013. The aforementioned reflects the Company’s solid liquidity position, meeting its debt obligations with banks and financing its investments with cash surpluses while maintaining an adequate schedule of its debt maturities.

Acid-test ratio reached 0.60 times, representing a decrease of 18% when compared to December 2013, basically explained by a decrease in current cash and cash equivalents and related parties accounts receivables, offset by an increase in current liabilities, mainly in accounts payable to related companies, trade accounts and other accounts payable.

Leverage ratio reached 0.94 times as of March 2014, showing a 7% increase when compared to the 2013 period.

PRESS RELEASE 1Q 2014

Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 23,083 million net positive cash flow during the first quarter of 2014 mainly from the following categories:

Cash Flow (Million Ch$)	1Q 2014	1Q 2013	Chg	Chg %
Net cash flows from (used in) operating activities	101,802	128,137	(26,335)	(21%)
Net cash flows from (used in) investing activities	(37,935)	(74,228)	36,293	(49%)
Net cash flows from (used in) financing activities	(86,950)	(94,305)	7,355	(8%)
Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(23,083)	(40,396)	17,313	43%

Operating activities generated a positive cash flow of Ch$ 101,802 million, representing a decrease of 21% when compared to March 2013. This cash flow was composed by collections of sales of goods and rendered services of Ch$ 598,048 million, offset by payments to suppliers of goods and services of Ch$ 371,324 million, and payments on account and to employees for Ch$ 35,882 million.

Investment activities generated a negative cash flow of Ch$ 37,935 million, mainly due to the Ch$ 90,028 million investment in properties, plants and equipment, offset by dividends received of Ch$ 47,739 million.

Financing activities generated a negative cash flow of Ch$ 86,950 million. This negative cash flow was mainly caused by dividend payment of Ch$ 72,147 million, interest paid of Ch$ 51,231 million, payment of loans and financial leasing of Ch$ 224,688, offset by the collection of loan payments from related companies and third parties of Ch$ 264,240 million.

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	1Q 2014	1Q 2013	1Q 2014	1Q 2013
Endesa Chile	21,140	13,128	14,719	14,987
Endesa Eco	3	886	-	1,882
Pehuenche	145	73	2,106	2,132
San Isidro	-	1,622	-	2,970
Celta	11,914	5,474	5,585	706
Túnel El Melón	-	7	14	13
EASA (Group)	6,838	2,885	4,718	4,937
Emgesa	39,891	57,047	9,166	9,702
Generandes Peru (Group)	10,097	3,652	10,049	9,646
Total Consolidated	90,028	84,774	46,357	46,975

PRESS RELEASE 1Q 2014

Main Risks associated to the activities of Endesa Chile

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Comply with good corporate governance rules.

➢   Strictly comply with the Groups’ entire set of internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments are performed within the limits approved in each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt maintaining low income statement volatility.

In compliance with current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 68% as of March 31, 2014.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that fix variable interest rates.

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Mar-14	Dec-13
Fixed Interest Rate	68%	71%
Variable Interest Rate	32%	29%
Total	100%	100%

PRESS RELEASE 1Q 2014

Exchange Rate Risk

Exchange rate risk is mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies that are different from the currency indexation of the companies’ cash flows.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to the US dollar.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, basically due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of these price changes on profits. As of March 31, 2014, the Company holds swaps for 390,000 barrels of Brent for April 2014 and 527,000 barrels of Brent for May 2014. As of December 2013, there were no outstanding commodities derivatives operations.

According to the operating conditions that are constantly being updated, these coverage measures may be modified, or include other commodities (see Note 18.3.a of the Financial Statements).

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long term credit facilities and short term financial investments, for the amounts required to support future estimated needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecasted needs include net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4, respectively.

PRESS RELEASE 1Q 2014

As of March 31, 2014, the liquidity position of the Endesa Chile Group was Ch$ 306,555 million in cash and other cash equivalents, and Ch$ 56,150 million in long term committed credit facilities. As of December 31, 2013, the Endesa Chile Group’s liquidity was Ch$ 323,807 million in cash and other cash equivalents and Ch$ 153,458 million in long term committed credit facilities.

Credit Risk

•           Commercial account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, is limited.

•           Financial assets

Investments resulting from cash surpluses take place in both national and foreign first-class financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, those having investment grade ratings from the 3 main international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

Investments may be guaranteed by treasury bonds of the countries with operations and/or papers issued by first class banks, giving priority to the latter for offering higher returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, so that all transactions take place with investment grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk bared by the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt, dividends, and projects.

The Value at Risk calculated represents the potential loss of value of the portfolio described above within a one day period with 95% confidence. To this effect, a study of the volatility of the risk variables that affect the value of the portfolio was performed, including:

➢  US Dollar interest rate.

➢  The different currencies used by our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

PRESS RELEASE 1Q 2014

The calculation of Value at Risk is based on the generation of possible future scenarios (in one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the volatilities and correlations matrix of the different variables at risk have been applied and calculated based on the historic logarithmic price returns.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a one day distribution of possible values. The one day Value at Risk with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different financial debt and derivative positions included in the calculation has been performed following the economic capital calculation methodology reported to management.

Taking into account the above-mentioned hypotheses, the Value at Risk of financial debt and derivative positions are shown in the following table:

Financial Position (Th Ch$)	Mar-14	Dec-13
Interest Rate	9,649,314	8,035,082
Exchange Rate	2,131,179	2,205,128
Correlation	(3,101,139)	(3,291,060)
Total	8,679,354	6,949,150

The Value at Risk positions have evolved during the first quarter 2014 and 2013 depending on the start/maturity of operations throughout each year.

Other Risks

As is common practice in credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 50 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the Issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by the credit-rating agencies, result in the need to make prepayments of debt.

PRESS RELEASE 1Q 2014

Book Value and Economic Value of Assets

With regard to most relevant assets, it is worth noting the following:

Property, plants, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plants, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the expected life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation, represents the premium over the cost of acquisition regarding the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine if any asset has suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset takes place to determine the level of impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Assets denominated in a foreign currency are translated using the periods closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short term and long term. Transactions comply with conditions prevailing in the market.

In summary, assets values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes N°2 and N°3 of the Financial Statements.

PRESS RELEASE 1Q 2014

CONTACT INFORMATION

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 2630 9606

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 2630 9603	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 2630 9506

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: May 6, 2014